                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Iridex Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    462684101
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                December 6, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 8

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            350,092
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            350,092
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         350,092
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                   Page 2 of 8

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VIII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            163,420
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            163,420
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         163,420
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                   Page 3 of 8

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            513,512
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            513,512
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         513,512
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.85%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                   Page 4 of 8

This Amendment No. 1 (this "Amendment")  amends and supplements the statement on
Schedule 13D filed by BlueLine Capital Partners, LP, ("BCP"),  BlueLine Catalyst
Fund VIII, L.P. and BlueLine Partners, L.L.C. ("BlueLine Partners" and, together with BlueLine  Catalyst,  the  "Reporting  Entities") on September 19, 2005 (the
"Schedule  13D"),  relating to the common stock (the  "Common  Stock") of Iridex
Corporation (the  "Company").  Items designated as "no change" indicate that the information  previously  included in the Schedule 13D remains  current as of the date of this Amendment.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting  Entities may, in the aggregate,  be deemed to  beneficially  own 513,512  shares of the Common  Stock (the  "Shares").  The
Shares were purchased in the open market by BCP and BlueLine  Catalyst VIII with their investment capital.

Item 4.  Purpose of the Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, each of the Reporting  Entities may be deemed to own  513,512  shares  of Common  Stock.  These  shares  represent approximately  6.85% of the  shares of Common  Stock  outstanding  based on
     7,497,361 shares of the Company's  Common Stock  outstanding as reported in the Company's  Form 10-Q for the Company's  fiscal quarter ended October 1,
     2005 as filed with the Securities  and Exchange  Commission on November 15,
     2005.

     The Reporting  Entities are making this single,  joint filing  because they may be deemed to  constitute  a  "group"  within  the  meaning  of  Section
     13(d)(3) of the Act. Each Reporting Entity expressly  disclaims  beneficial ownership  of any of the shares of Common  Stock other than those  reported herein as being owned by it.

(b)  As of the date of this  Schedule  13D:  (i) BCP  beneficially  owns 350,092 shares of Common  Stock with which BCP has shared  voting  power and shared dispositive power with the other Reporting Entities; (ii) BlueLine Catalyst
     VIII  beneficially  owns 163,420 shares of Common Stock with which BlueLine
     Catalyst VIII has shared voting power and shared dispositive power with the other Reporting  Entities;  and (iii) BlueLine  Partners  beneficially owns
     513,512  shares of Common  Stock with which  BlueLine  Partners  has shared voting  power  and  shared  dispositive  power  with  the  other  Reporting
     Entities.

                                  Page 5 of 8

(c)  Information  concerning  transactions  in the Common Stock  effected by the
     Reporting  Entities  during  the past  sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the  transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive  or the power to direct  the  receipt  of  dividends  from,  or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered  into an agreement  with respect to the joint filing of this  statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated September 15, 2005, signed by each of the Reporting  Entities in order to confirm that this Schedule
          13D is being filed on behalf of each of the Reporting Entities.*
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.

          *  Incorporated  by reference  to the  original  Schedule 13D filed on
          September 29, 2005.

                                  Page 6 of 8

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  December 15, 2005

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Catalyst Fund VIII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 7 of 8

                                                                       EXHIBIT B

Transactions  in the Common Stock effected by the Reporting  Entities during the past sixty days.

                  BlueLine Catalyst VIII                      BCP
Date          No. of Shares   Price per Share   No. of Shares    Price per Share
  10/17/2005                                         1,000        $     8.38
  10/19/2005                                           700        $     8.36
  10/21/2005                                           700        $     8.64
  10/28/2005                                         2,000        $     8.00
   11/2/2005                                          1000        $     7.90
   11/3/2005                                          1500        $     7.75
   11/9/2005                                          3000        $     7.73
  11/11/2005                                           200        $     7.53
  11/14/2005                                         9,000        $     7.16
  11/15/2005                                          3000        $     7.03
  11/16/2005                                          1000        $     7.29
  11/17/2005                                         9,000        $     7.05
  11/18/2005                                         5,000        $     7.02
  11/21/2005                                         1,600        $     7.04
  11/23/2005                                         4,000        $     7.01
  11/28/2005                                         1,200        $     7.02
  11/29/2005                                          5075        $     7.39
   12/1/2005                                        14,400        $     7.00
   12/5/2005                                          3000        $     6.99
   12/6/2005                                         8,000        $     6.88
   12/7/2005                                        17,000        $     6.47
   12/9/2005                                        13,000        $     6.39
  12/12/2005                                           500        $     6.19
  12/13/2005                                         1,000        $     6.50
  12/14/2005                                         2,600        $     6.37

                                  Page 8 of 8